October 12, 2017

VIA EDGAR

Ms. Era Anagnosti

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	BCB Bancorp, Inc.

Registration Statement on Form S-4

Filed September 5, 2017

File No. 333-220350

Dear Ms. Anagnosti:

This letter sets forth the response of BCB Bancorp, Inc. (the “Company”) to the comments contained in the letter to the Company, dated September 29, 2017, from the staff of the Securities and Exchange Commission (the “Staff”), relating to the Company’s Registration Statement on Form S-4 (File No. 333-220350) (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced in bold and italicized text below. We also advise the Staff that the Company has today transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to the Registration Statement (the “Amendment”). Where the Company has revised the Registration Statement in response to the Staff’s comment, we have noted the applicable page numbers in our response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Statement.

Prospectus Cover Page

1.	Please revise to disclose that the merger is subject to a floor price, triggering IAB’s termination right as described on page 13. Please also revise to disclose that, if IAB exercises its right to terminate the merger, BCB may prevent termination by adjusting the exchange ratio.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on the cover pages of the proxy statement/prospectus to summarize these provisions and provide a cross-reference to a more detailed discussion that appears on page 70 of the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

October 12, 2017

2.	We note that the exchange of IAB’s preferred stock for Series E and F Preferred Stock of BCB in the merger is not being registered pursuant to this registration statement. Please tell us how you will comply with Section 5 of the Securities Act of 1933. To the extent you will be relying on an exemption, please disclose this fact.

Response:

The Company has revised the Registration Statement to register the exchange of Series C and D Preferred Stock of IAB for Series E and F Preferred Stock of BCB. Accordingly, the Company has revised the fee table in the Amendment and also filed a revised legal opinion of John J. Brogan reflecting the registration of the exchange of preferred stock in the merger. Please see Exhibit 5.1 to the Amendment.

The Merger Agreement

Purchase Price Adjustment, 56

3.	We note your disclosure that the Chairman of IAB, Anil Bansal, has threatened to bring legal action against IAB Bank and demanded reimbursement of legal fees in excess of $500,000. Please expand your disclosure to describe the basis pursuant to which Mr. Bansal is threatening legal action and summarize the material allegations asserted.

Response:

We advise the Staff that on October 5, 2017 IAB Bank reached a settlement with Mr. Bansal to resolve the disputes between the parties. The terms of the settlement agreement between IAB Bank and Mr. Bansal are confidential. As a result of the settlement, the Company has deleted the referenced disclosure in the Staff’s comment from the Amendment.

Voting Agreements, page 68

4.	Please file the form of voting agreement as an exhibit to the registration statement or include it as Exhibit B to the Merger Agreement, which you have attached as Annex I to the proxy statement/prospectus.

Response:

In response to the Staff’s comment, the Company has included the form of voting agreement as Exhibit B to the Merger Agreement, which is attached as Annex I to the proxy statement/prospectus.

Securities and Exchange Commission

Division of Corporation Finance

October 12, 2017

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact either Christopher J. DeCresce (212) 841-1017 or Michael P. Reed (202) 662-5988 of Covington & Burling LLP, counsel to the Company.

Sincerely,

/s/ John J. Brogan
John J. Brogan, Esq.
General Counsel and Vice President,

cc:	David Lin
Staff Attorney

Christopher J. DeCresce
Covington & Burling LLP

Michael P. Reed
Covington & Burling LLP